Exhibit 99.1

ZOOZ Power Partners with Dor-Alon, a Leading Gas-Station Network Operator in Israel and

“ON”, The Leading Charging Network in Israel,

To Boost Ultra-Fast Charging Infrastructure Along Cross-Israel Highway

Tel-Aviv, May 23, 2024. ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), a leading provider of flywheel-based power-boosters for enablement of ultra-fast EV-charging, announced today the successful deployment of its innovative Power Boosting solution, enabling the upgrade of the “ON” charging site at Dor-Alon Station on Route 6, the Cross-Israel Highway, one of Israel’s most congested transportation corridors.

The upgraded site is the outcome of a fruitful collaboration between ZOOZ Power and “ON” charging network, the leading ultra-fast charging network in Israel (a joint operation of Dor-Alon, a leading gas-station network operator, and Afcon Electric Transportation, a leading CPO in Israel). This ensembled effort aims to address the growing demand for ultra-fast charging capabilities, and provide better services to EV drivers, on this main route, while overcoming the limitations posed by the electricity grid in that site. ZOOZ’s innovative solution, based on the ZOOZTER™-100 Power Booster and ZOOZ’s proprietary Energy Management System (EMS), is aimed to enable “ON” to provide better charging services on site, by upgrading the previous configuration (1 ultra-fast charger and 2 fast chargers), which was limited due to the available grid power, to four ultra-fast (150kW) chargers, supporting eight charging ports, with ZOOZ’s solution boosting the grid, and managing the chargers’ power, to support this upgraded configuration.

“This is a significant milestone in facilitating fast-charging services to the Israeli EV drivers, and improving their driving experience and, as a result of that, helping EV adoption vision to become a reality” said Avi Cohen, ZOOZ Power Executive Chairman. “Together with Dor Alon and Afcon, we provided a cutting-edge solution showing that our technology allows to accelerate the deployment of EV charging infrastructure with multiple ultra-fast charging ports, while smartly utilizing the limited grid available on site, enabling growth of utilization and empowering charging stations profitability more rapidly and efficiently.”

This is another step of collaboration between the parties, following on the success of a Pilot project in which the parties established an ultra-fast charging site at the Dor-Alon station “Mall-Zichron” in Israel, which is commercially operational since January 2023. The operational success of that project laid the groundwork for expanding the partnership to support “ON” charging sites on the main transportation corridor in Israel.

The parties plan to implement ZOOZ’s solution and upgrade an additional site of “ON” on Route 6, the Cross-Israel Highway. This additional upgraded charging site, in the southern part of this highway, is expected to open in the second quarter of 2024.

About ZOOZ Power

ZOOZ is the leading provider of Flywheel-based Power Boosting solutions enabling widespread deployment of ultra-fast charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Our Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

Our sustainable, power-boosting solutions are built with longevity and the environment in mind, helping our customers and partners to accelerate the deployment of fast-charging infrastructure, thus facilitating greater utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth.

ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.